Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

The following is a list of subsidiaries of Norcross Safety Products L.L.C. omitting certain subsidiaries, which, considered in the aggregate, would not constitute a significant subsidiary.

NAME OF SUBSIDIARY	STATE OF INCORPORATION OR ORGANIZATION	NAMES UNDER WHICH THE SUBSIDIARY DOES BUSINESS

Norcross Capital Corp.	Delaware, USA	Norcross Capital Corp.

Morning Pride Manufacturing L.L.C.	Delaware, USA	Morning Pride

North Safety Products (Proprietary) Limited	Africa	North Safety

North Safety Products, Inc.	Delaware, USA	North Safety

American Firewear, Inc.	Alabama, USA	American Firewear

North Safety Products, Ltd.	Canada	North Safety

North Safety Products B.V.	Netherlands	North Safety

North Safety Products Holding GmbH	Germany	North Safety

Kachele-Cama Latex GmbH	Germany	Kachele-Cama Latex